UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Emulex Corporation

(Name of Subject Company)

Emerald Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Avago Technologies Wireless (U.S.A.) Manufacturing Inc.

(Offeror)

an indirect wholly owned subsidiary of

Avago Technologies Limited

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

292475209

(Cusip Number of Class of Securities)

Patricia H. McCall

c/o Avago Technologies U.S. Inc.

1320 Ridder Park Drive

San Jose, California 95131

(408) 435-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Christopher Kaufman

Anthony J. Richmond

Chad Rolston

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$618,792,821	$71,904

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 72,444,645, the number of outstanding shares of Emulex Corporation common stock, multiplied by $8.00, the offer price, (ii) 1,074,846, the number of shares issuable pursuant to outstanding options with an exercise price less than the offer price of $8.00 per share, multiplied by $1.84, which is the offer price of $8.00 minus the weighted average exercise price for such options of $6.16 per share, (iii) restricted stock unit awards covering 2,790,832 shares of Emulex Corporation common stock multiplied by the offer price of $8.00 per share, (iv) 1,422,597 shares that are subject to other outstanding stock awards multiplied by the offer price of $8.00 per share and (v) 444,000 shares estimated to be subject to issuance pursuant to Emulex Corporation’s Employee Stock Purchase Plan multiplied by the offer price of $8.00 per share. The foregoing share figures have been provided by the issuer to the offerors and are as of April 3, 2015, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issue tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Emerald Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (“Parent”), a Delaware corporation and an indirect wholly owned subsidiary of Avago Technologies Limited (“Avago”), a company organized under the laws of the Republic of Singapore, to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Emulex Corporation (the “Company”), a Delaware corporation, at a price of $8.00 per Share, in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions described in the offer to purchase, dated April 7, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

The Agreement and Plan of Merger, dated as of February 25, 2015, by and among Parent, the Purchaser and the Company (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, the Confidentiality Agreement, dated August 28, 2014, by and between Avago and the Company, a copy of which is attached as Exhibit (d)(2) hereto, the Tender and Support Agreement, dated February 25, 2015, by and among Parent, the Purchaser, Jeffrey Benck, Gregory Clark, Gary Daichendt, Bruce Edwards, Paul Folino, Eugene Frantz, Beatriz Infante, John Kelley, Rahul Merchant, Nersi Nazari, Dean Yoost, Kyle Wescoat, Margaret Evanshenk, Perry Mulligan and Jeffrey Hoogenboom, a copy of which is attached as Exhibit (d)(3) hereto, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a) through (c)

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Emulex Corporation, a Delaware corporation. The Company’s principal executive offices are located at 3333 Susan Street, Costa Mesa, California 92626. The Company’s telephone number at such address is (714) 662-5600.

(b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003(a) through (c)

(a)-(c) This Schedule TO is filed by Avago, Parent and the Purchaser. The information set forth in Section 8 — “Certain Information Concerning Avago, Parent and the Purchaser” in the Offer to Purchase and in Annex A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)

For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 — “Terms of the Offer”

Section 2 — “Acceptance for Payment and Payment for Shares”

Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

Section 4 — “Withdrawal Rights”

Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and Merger”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions to the Offer”

Section 16 — “Adjustments to Prevent Dilution”

Subsections (a)(1)(ix) and (xi) are not applicable.

For purposes of subsections (a)(2)(i)-(v) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 — “Terms of the Offer”

Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and Merger”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with the Company”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for the Company”

Section 13 — “Certain Effects of the Offer”

Section 16 — “Adjustments to Prevent Dilution”

Subsection (a)(2)(vi) is not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 8 — “Certain Information Concerning Avago, Parent and the Purchaser”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with the Company”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for the Company”

Annex A

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

For purposes of subsections (a), (c)(1) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 6 — “Price Range of Shares; Dividends”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for the Company”

Section 13 — “Certain Effects of the Offer”

Section 14 — “Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

The information set forth in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 8.	Interests in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth in Section 8 — “Certain Information Concerning Avago, Parent and the Purchaser” of the Offer to Purchase and in Annex A of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Section 18 — “Fees and Expenses”

Item 10.	Financial Statements.

Regulation M-A Item 1010(a) and (b)

Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011(a) and (c)

For purposes of subsection (a), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Section 1 — “Terms of the Offer”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for the Company”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions to the Offer”

Section 17 — “Certain Legal Matters; Regulatory Approvals”

Section 19 — “Miscellaneous”

Annex B

For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

See Exhibit Index.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2015

EMERALD MERGER SUB, INC.

By:	/s/ Anthony E. Maslowski
Name: Anthony E. Maslowski
Title: Treasurer and Secretary

AVAGO TECHNOLOGIES WIRELESS (U.S.A.) MANUFACTURING INC.

By:	/s/ Anthony E. Maslowski
Name: Anthony E. Maslowski
Title: President and Secretary

AVAGO TECHNOLOGIES LIMITED

By:	/s/ Anthony E. Maslowski
Name: Anthony E. Maslowski
Title: Chief Financial Officer

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated April 7, 2015.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in The New York Times on April 7, 2015.

(a)(5)(i)	Joint press release regarding announcement of the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Avago Technologies Limited with the SEC on February 25, 2015).

(a)(5)(ii)	Email from Hock Tan to employees of Emulex Corporation, dated February 25, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Avago Technologies Limited with the SEC on February 26, 2015).

(a)(5)(iii)	Transcript of portions of the conference call held by Avago Technologies Limited on February 25, 2015 and relating to the proposed acquisition of Emulex Corporation (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Avago Technologies Limited with the SEC on February 26, 2015).

(b)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated February 25, 2015, by and among Emulex Corporation, Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Emerald Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Emulex Corporation with the SEC on February 26, 2015).

(d)(2)	Confidentiality Agreement, dated August 28, 2014, by and between Avago Technologies Limited and Emulex Corporation.

(d)(3)	Tender and Support Agreement, dated February 25, 2015, by and among Parent, the Purchaser, Jeffrey Benck, Gregory Clark, Gary Daichendt, Bruce Edwards, Paul Folino, Eugene Frantz, Beatriz Infante, John Kelley, Rahul Merchant, Nersi Nazari, Dean Yoost, Kyle Wescoat, Margaret Evanshenk, Perry Mulligan and Jeffrey Hoogenboom (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Emulex Corporation with the SEC on February 26, 2015).

(g)	Not Applicable.

(h)	Not Applicable.